The Resolution on Merger Decision Between Subsidiaries

On November 22, 2016, the board of directors of POSCO ENGINEERING & CONSTRUCTION CO., LTD., has resolved to acquire POSCO Engineering Co., Ltd. Acquisition of POSCO Engineering Co., Ltd is expected to close on February 1, 2017.